UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78336 / July 15, 2016

Admin. Proc. File No. 3-17222

In the Matter of

DOT VN, INC., AND
GLOBAL HEALTH VOYAGER, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Dot VN, Inc., or Global Health Voyager, Inc., and
the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to Dot VN, Inc., and Global Health Voyager, Inc. The
order contained in that decision is hereby declared effective. The initial decision ordered that,
pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class
of registered securities of Dot VN, Inc., and Global Health Voyager, Inc., are hereby revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                        Brent J. Fields
                                        Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Cellynx Grp., Inc., Dot VN, Inc., and Global Health Voyager, Inc.,* Initial Decision Rel. No.
1012 (May 17, 2016), 114 SEC Docket 03, 2016 WL 2865653. The stock symbols and Central
Index Key numbers are: DTVI and 1412130 for Dot VN, Inc.; and GLHV and 318622 for
Global Health Voyager, Inc.

INITIAL DECISION RELEASE NO. 1012
ADMINISTRATIVE PROCEEDING
File No. 3-17222

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CELLYNX GROUP, INC., DOT VN, INC., AND GLOBAL HEALTH VOYAGER, INC.	INITIAL DECISION OF DEFAULT AS TO TWO RESPONDENTS May 17, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents Dot VN, Inc., and Global Health Voyager, Inc. (collectively, the two Respondents), due to their failures to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

On April 21, 2016, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the two Respondents have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. The two Respondents were served with the OIP by April 22, 2016, and their answers were due by May 5, 2016. *CelLynx Grp., Inc.*, Admin. Proc. Rulings Release No. 3828, 2016 SEC LEXIS 1651 (ALJ May 6, 2016). Following the two Respondents' failures to timely file answers, I ordered them to show cause by May 16, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Id.* To date, the two Respondents have failed to file answers, respond to the show cause order, or otherwise defend this proceeding.

[1] This proceeding has already ended as to CelLynx Group, Inc. *CelLynx Grp., Inc.*, Exchange Act Release No. 77764, 2016 SEC LEXIS 1723 (May 4, 2016).

FINDINGS OF FACT

The two Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Dot VN, Inc., Central Index Key (CIK) No. 1412130, is a delinquent Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2012, which reported a net loss of $510,590 for the prior three months. As of April 12, 2016, the company's stock (symbol DTVI) was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Global Health Voyager, Inc., CIK No. 318622, is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of $320,608 for the prior six months. As of April 12, 2016, the company's stock (symbol GLHV) was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to timely file periodic reports, the two Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). The two Respondents failed to timely file periodic reports. As a result, the two Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The two Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The two Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The two Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the two Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the two Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Dot VN, Inc., and Global Health Voyager, Inc., are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Cameron Elliot
Administrative Law Judge